Exhibit 4.19

English Summary Translation of Lease Agreement dated between Ectel Ltd. and Industrial Building Corporation Ltd.
(Hevrat Mivne Ta’asiya)

          In March, 2005 we entered into a Lease Agreement with Industrial Building Corporation Ltd. pursuant to which we will occupy, as of July 10, 2005, a four-story building (approximately 37,232 sq. feet) in Rosh Ha’ayin, Israel, under the following terms:

Term

          The term of the agreement is through June 30, 2015, without any option to renew. We are entitled to shorten the term of the lease, on the fifth or sixth anniversaries of the agreement, upon providing six months written notice, by making certain penalty payments as follows:

•	In the event that the term of the lease is shortened on the fifth anniversary, the penalty payment will equal US$40,000 plus value added tax thereon.

In addition to the foregoing, in the event that the cost of the renovations described below will have equaled $200 (including value added tax) per each 10.8 square feet, then we will be required to pay an additional amount of US$100,000 plus value added tax thereon. In the event that the cost of such renovations exceeds or falls short of $200 (including value added tax) per each 10.8 square feet, then such additional penalty payment shall be prorated accordingly.

•

In the event that the term of the lease is shortened on the sixth anniversary, and the cost of the renovations described below will have equaled $200(including value added tax) per each 10.8 square feet, the penalty payment will equal US$50,000. In the event that the cost of such renovations exceeds or falls short of $200 (including value added tax) per each 10.8 square feet, then the penalty payment will be prorated accordingly.

We are further entitled to terminate the lease on the seventh, eight, or ninth anniversaries of the agreement, upon providing six months written notice, without any requirement to pay penalty sums.

Renovations

          We will be entitled to renovate the leased facilities in order to suit our needs, provided that the lessor approves the plans for such renovations.  The lessor will bear the costs of up to $300 per each 10.8 square feet of such renovations and we will bear any remaining costs and expenses. We are liable for any and all damages caused by us, or anyone acting on our behalf, to the facilities. In addition, we have undertaken to acquire insurance coverage for any damages or injuries occurring in connection with such renovations.

Permits and Licenses

          We are solely responsible for acquiring any necessary permits or licenses to conduct our business operations in the leased facilities. In the event that we cannot obtain such permits and licenses, we will continue to be liable in connection with all of our obligations and commitments under the lease agreement.

Rental Payments

          We will be required to pay a quarterly amount of rent equal to approximately NIS400,000.

          The base sum of rent will be linked to the Israeli consumer price index, but in no event will the index used for such calculation be reduced to account for an index lower than the index published on the day before the execution of the lease agreement. In addition to the payment of the base sum of rent, we will be required to pay additional amounts to account for index rate differentials.

Security

          In order to secure our obligations and commitments under the lease agreement, we are obligated to issue bank guarantee in respect of an aggregate amount of NIS 1.3 million. This amount will be reduced on the second anniversary of the lease agreement to NIS 909,000. The bank guarantee will be held in trust by Zecharia Feit, Adv. The trustee will be obligated to release the bank guarantee to the lessor in the event that the trustee receives notification from the lessor of a breach of the lease agreement by us and in which the lessor demands to receive the bank guarantee.

Maintenance

          The agreement provides for standard maintenance obligations incurred by each of the parties in connection with the utilities, facilities, and structure of the leased premises.

Assignment

          We are prohibited from assigning our rights or obligations under the lease agreement without the prior written consent of the lessor. The lease agreement does, however, entitle us to sublet the leased premises to third parties who have undertaken to fulfill the obligations of the lease agreement.

Prohibition of Offsetting

          We are prohibited from offsetting any sum against any other sum which we are obligated to pay under the lease agreement.

Inapplicability of the Law  for the Protection of Tenants

          The Law for the Protection of Tenants is not applicable to the lease agreement and we are thus not considered “protected tenants”.

Voidability; Termination

          The agreement will be deemed void to the extent that (i) an order foreclosing our assets, or the assets of the lessor, is issued, (ii) or in the event that a court order is issued ordering that we, or the lessor, be liquidated, or (iii) a receiver is appointed on our behalf or on behalf of the lessor.

          The lessor will be entitled to terminate the agreement in the event that (i) we do not cure a breach of the lease agreement within thirty days of notification thereof, or (ii) we have not paid rent for a period of three months, or (iii) in the event we use the leased premises in a hazardous manner or in a manner that constitutes a nuisance to neighboring offices and factories.

Governing Law

          The agreement is governed by the laws of the State of Israel.